August 9, 2024

VIA EDGAR

Mr. John Stickel, Ms. Susan Block

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

RE:	Garden Stage Limited
Draft Registration Statement on Form F-1
Submitted June 20, 2024
CIK No. 0001954269

Dear Ms. Susan Block, Mr. John Stickel:

As counsel for Garden Stage Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated July 12, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on June 20, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Draft Registration Statement on Form F-1 filed June 20, 2024

Cover Page

1.	Please disclose on the cover page how any regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact your ability to conduct your business, accept foreign investments, or list on a U.S. or foreign exchange.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on Prospectus Cover Page concerning how any regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange.

2.	Provide a description on the cover page of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under any agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure on Prospectus Cover Page to disclose how cash is transferred through our organization and the intentions to distribute earning, with cross-references specified.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036